UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release from Seadrill Limited (the "Company"), dated May 27, 2010, announcing the Company's financial results for the three months ended March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: June 2, 2010	By	/s/ Georgina Sousa
Georgina Sousa
Secretary

Exhibit 99.1

Seadrill Limited (SDRL) - First quarter 2010 results

Highlights
•	Seadrill generates first quarter 2010 EBITDA*) of US$434 million
•	Seadrill reports first quarter 2010 net income of US$217 million and earnings per share of US$0.49
•	Seadrill declares US$0.60 per share in regular cash dividends
•	Seadrill awarded US$2.7 billion in new contracts and contract extensions
•	Seadrill exercises option to buy a harsh environment jack-up rig under construction at the Jurong yard following the award of a US$645 million five-year contract
•	Seadrill launches mandatory offer for the remaining shares in Scorpion Offshore Ltd
•	Seadrill lists on the New York Stock Exchange and trading commenced on April 15, 2010

*) EBITDA defined as earnings before interest, depreciation and amortization equal to operating profit plus depreciation and amortization including gain on sale of assets

Condensed consolidated income statements

First quarter results
Consolidated revenues for the first quarter of 2010 amounted to US$853 million as compared to US$879 million in the fourth quarter of 2009.

Operating profit for the quarter was US$332 million, down from US$382 million in the previous quarter. The first quarter operating profit for Mobile Units was US$285 million as compared to US$338 million in the preceding quarter, which included gain on sale of assets of US$50 million. Revenues in the first quarter were reduced by approximately US$16 million due to sales tax on our Brazil operations. Of this amount, US$10 million relates to revised estimates for such taxes in 2009. While this tax on sales will affect reported operating profit in future, the tax expense will be reduced by a similar amount, and as such, the net income will not be affected. The operating profit from the Tender Rigs was US$35 million, an increase of US$6 million from the preceding quarter. The increase was mainly related to higher average dayrate and start-up of operation for the new tender rigs West Vencedor and T12. Operating profit from Well Services amounted to US$12 million, down from US$15 million in the preceding quarter. Part of the decrease is related to currency fluctuation.

Net financial items for the quarter represented a loss of US$86 million as compared to a gain of US$20 million in the previous quarter. Interest income was US$19 million, a US$2 million increase compared to the fourth quarter. Interest expense was US$48 million, a reduction of US$15 million compared to the previous quarter. The reduction is primarily related to a lower interest rate as well as the fact that the fourth quarter included non-recurring expenses. The contribution from associated companies was US$18 million, down from US$30 million in the previous quarter. Other financial items amounted to a loss of US$75 million due to mark-to-market loss on interest swap agreements, forward currency contracts and total return swap agreements in own treasury stocks.

Income taxes for the first quarter were US$29 million.

Net income for the quarter was US$217 million corresponding to basic earnings per share of US$0.49.

1

Balance sheet
Total assets decreased from US$13,831 million at year-end 2009 to US$13,780 million at March 31, 2010.

Total current assets decreased from US$2,261 million to US$2,170 million over the course of the quarter. Marketable securities included an investment in the Petromena NOK2,000 million bond recorded at US$191 million. In April 2010, the Company received a partial payment amounting to US$165 million. Marketable securities also include our shareholding in Pride International Inc., which are held through share forward contracts.

Total non-current assets increased from US$11,570 million to US$11,610 million. Two new tender rigs commenced operations during the quarter and in addition, there was a milestone payment related to one of our ultra-deepwater units under construction.

Total current liabilities decreased from US$2,034 million to US$1,984 million. The settlement of the Scorpion share forward agreements in January contributed to the decrease. Long-term interest bearing debt increased from US$6,622 million at year-end 2009 to US$6,706 million at the end of the first quarter. The increase was mainly related to a drawdown under the US$1,500 million facility raised last year only partly offset by installments on some of the other credit facilities. Net interest bearing debt was US$6,741 million at the end of first quarter, compared to US$6,423 million as of year-end 2009. In the first quarter, US$163 million was repaid in form of regular installments on debt facilities.

Total shareholders' equity decreased from US$4,813 million at December 31, 2009 to US$4,751 million as of March 31, 2010. The reduction is mainly related to paid dividend, as well as lower market value for marketable securities amounting to US$34 million, which is recognized in the statement of shareholders' equity. The reduction is partly offset by the net income for the quarter.

Cash flow
As of March 31, 2010, cash and cash equivalents amounted to US$339 million, which corresponds to a decrease of US$121 million as compared to year-end 2009. Net cash from operating activities for the period was US$213 million whereas net cash used in investing activities amounted to US$192 million. As such, net cash from financing activities was US$142 million.

Outstanding shares
As of March 31, 2010, issued common shares in Seadrill Limited totaled 399,788,216. On April 12, 2010, Seadrill completed an equity offering of 12,500,000 new common shares at a price NOK151.5 per share equivalent to US$25.7 increasing the number of shares to 412,288,216. Our current holding of treasury shares is 695,900 and approximately 5.6 million options are outstanding under the management share incentive program out of which approximately 2.2 million are vested and exercisable.

Operations
Mobile units
We had 17 mobile units in operation during the quarter.

In Norway, the semi-submersible rig West Venture and the ultra-large jack-up West Epsilon continued drilling operations for Statoil. The ultra-deepwater drillship West Navigator worked for Shell whereas the deepwater semi-submersible rig West Phoenix worked for Total. The semi-submersible rig West Alpha continued operations for BG and Centrica in the North Sea.

In the Gulf of Mexico, the ultra-deepwater semi-submersible rig West Sirius continued its operations for Devon Energy. In Brazil, the ultra-deepwater drillship West Polaris worked under a sublet from Exxon to Petrobras, which also employed the ultra-deepwater semi-submersible rigs West Taurus and West Eminence. In China, the ultra-deepwater semi-submersible rig West Hercules continued drilling operations for Husky while the ultra-deepwater semi-submersible rig West Aquarius continued operations for Exxon in the Philippines. In Nigeria, the ultra-deepwater drillship West Capella performed drilling operations under its charter with Total.

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In Southeast Asia, the jack-up rigs West Larissa and West Ariel continued their activities for VietsoPetro (VSP) in Vietnam. The jack-up rig West Janus performed drilling operations for PCPPOC in Malaysia. In mid-March, the jack-up rig West Triton commenced a 30-day assignment for Twinza in the Andaman Sea after being stacked in Singapore since late December 2009.

In Africa, the jack-up rig West Prospero performed operations in the Red Sea for RSPOC.

Tender rigs
We had nine tender rigs in operations and two in lay-up during the quarter. In Southeast Asia, the tender rig barges T4, T7 and T11 worked for Chevron in Thailand while the semi-tender West Alliance worked for Shell in Malaysia. The semi-tender West Berani continued its work for ConocoPhillips in Indonesia and the semi-tender West Pelaut performed operations for Shell in Brunei. In West Africa, the semi-tenders West Setia and West Vencedor worked for Chevron in Angola. The newbuild West Vencedor commenced operations in March following a dry-tow from Singapore. In Namibia, the semi-tender West Menang remained stacked in Walvis Bay following completion of operations for Total in the second quarter last year. The tender rig barge T8 was in January 2010 put on a dry-tow vessel and has since arrival in Malaysia been undergoing a mandatory survey. In March, the new tender rig T12 commenced a one-year contract with PTTEP in Thailand.

Well services (Seawell Limited - 74% ownership)
Our majority owned subsidiary Seawell provides offshore drilling and well services. Its core business consists of platform drilling, drilling facility engineering, modular rig, well intervention and oilfield technologies. Seawell currently operates on nearly 50 installations in the North Sea and has offices in Stavanger and Bergen in Norway, Aberdeen and Newcastle in the United Kingdom, Houston in the United States, Esbjerg in Denmark, Rio de Janeiro in Brazil and Kuala Lumpur in Malaysia. The overall activity level in the first quarter was sound with an EBITDA of US$18 million compared to US$21 million in the previous quarter. For more information on Seawell, see separate quarterly report published on www.seawellcorp.com in connection with Seawell's separate Norwegian OTC listing.

Newbuild project status
Following the delivery of the tender barge T12 in February, we had a remaining construction program of three jack-ups, one tender rig and three ultra-deepwater units at Singaporian and Korean yards. In April, the ultra-deepwater unit West Orion was delivered ahead of original delivery schedule and on budget. The unit is currently in transit to its first assignment in Brazil.

In response to securing a five-year contract with Statoil, we decided to exercise our right to acquire a harsh environment jack-up rig, which is currently under construction from the Jurong Shipyard in Singapore. The jack-up rig is of a Gusto MSC CJ70 150A design and is scheduled for delivery in the second quarter 2011. The yard contract price is US$356 million, excluding owner furnished equipment, loose drilling equipment, capitalized interest and project management.

For the other newbuild projects, Seadrill expects to take delivery of the ultra-deepwater drillship West Gemini in early July. Later the same month, the jack-up rigs West Callisto and West Leda are scheduled for delivery whereas West Juno is expected in October this year. In 2011, we will take delivery of the tender rig West Berani III, renamed West Jaya, in the first quarter and the ultra-deepwater semi-submersible rig West Capricorn in the fourth quarter.

All newbuild projects are developing according to plan and in line with budgets.

3

Operations in associated companies
Varia Perdana Bhd.
Varia Perdana Bhd., in which we have a 49 percent ownership, owns five self-erecting tender rigs that were all in operation during the quarter. The tender barge T3 worked for PTT in Thailand and T10 worked for Petronas Carigali on an assignment for CarigaliHess. The tender barges T6 and Teknik Berkat worked for Petronas Carigali while T9 worked for Exxon. Varia Perdana continues to deliver sound operational performance.

SapuraCrest Bhd.
We currently own 301,132,020 shares in the Malaysian oil service provider SapuraCrest Bhd. that corresponds to an ownership interest of 23.6 percent. SapuraCrest has established itself as a leading deepwater construction company in the Pacific region. The company owns among other things 51 percent of Varia Perdana Bhd. Based on the closing price on May 26, 2010 on the Malaysian Stock Exchange, our holding in SapuraCrest has a gross value of some US$173 million compared to a book value of US$89 million at the end of March 2010. SapuraCrest continues to deliver sound performance supported by a strong contract backlog.

Scorpion Offshore Limited
Scorpion is a Bermuda registered company listed on the Oslo Stock Exchange that owns and operates seven jack-ups. Seadrill controls 40.01 percent of the outstanding shares equal to 35,938,903 shares. Based on the closing share price of NOK37.5 on May 26, 2010, our holding has a gross value of some US$207 million compared to a book value of US$111 million at end of March 2010. On May 10, we announced a mandatory offer to acquire all outstanding shares in Scorpion not already owned or controlled by us. The offer price is NOK36.00 per share in cash and the acceptance period is from and including May 10, 2010 to and including June 7, 2010 17:30 CET. For further information please see the offer document that has been filed with and approved by Oslo Stock Exchange.

Other investments in offshore drilling companies
Pride International Inc.
We directly and indirectly control 9.4 percent in the NYSE listed offshore drilling company Pride International Inc. through forward contracts for 16,300,000 shares and direct ownership in 200,000 shares. The current average strike price per share on the forward contracts is US$26.0. Based on closing share price of US$24.7 on May 26, 2010, our exposure has a gross value of some US$408 million as compared to a book value of US$497 million at end of March 2010.

Seahawk Inc.
As a result of the spin-off of Pride's mat-supported jack-ups on August 24, 2009, we also hold a 9.3 percent ownership in Seahawk Drilling Inc. amounting to US$13.5 million based on closing share price of US$12.3 on May 26, 2010, compared to a book value of US$21 million at end of March 2010.

Organization
Esa Ikäheimonen has been appointed Chief Financial Officer and Senior Vice President of Seadrill Management AS and will join Seadrill in August this year. Mr. Ikäheimonen comes from a position as Executive Vice President and CFO of Pöyry PLC, a Finnish consulting and engineering company. Before joining Pöyry in early 2009, Mr. Ikäheimonen served with Royal Dutch Shell for almost 20 years in a number of senior positions.

New contracts and dayrates
Since the filing of the fourth quarter 2009 report on February 24 this year we have entered into US$2.3 billion in new contracts.

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In March, Seadrill was awarded a four-year contract by Statoil for the harsh environment, heavy-duty jack-up drilling rig West Epsilon for operations on the Norwegian Continental Shelf. The contract has a dayrate of US$266,000 (including a Norwegian kroner element to hedge cost in local currency) with start-up scheduled for December 29, 2010, in direct continuation of the jack-up rig's ongoing assignment. Statoil has the right to extend the contract duration to five or six years on the same terms and conditions.

Early April, Seadrill was awarded a five-year contract by Statoil for the deepwater semi-submersible drilling rig West Venture for operations on the Norwegian Continental Shelf. The dayrate is US$417,000 (including a Norwegian kroner element to hedge cost in local currency). Start-up is scheduled for August 1, 2010 one year prior to expiry of the previous contract. Statoil has the right to extend the contract duration to six or seven years on the same terms and conditions.

Mid April, Seadrill was awarded a five-year contract by Statoil for a new harsh environment rig for operations in the Norwegian sector of the North Sea. The contract has a dayrate of US$340,000 (including a Norwegian kroner element to hedge cost in local currency) and scheduled start-up is fourth quarter 2011 following a dry tow of the rig from Singapore where the unit is currently under construction. Statoil has the option to extend the contract with one to four years on the same terms and conditions.

At the end of April, Total E&P UK Limited awarded Seadrill a contract for the ultra-deepwater semi-submersible drilling rig West Phoenix for operations on the UK Continental Shelf. The duration of the multi-well contract is estimated to three years. The dayrate is US$445,000 and scheduled commencement is in January 2012, in direct continuation of the rig's present contract with Total E&P Norge AS.

For more detailed information regarding dayrates and contract durations including escalation, currency adjustment or other minor changes to dayrate and duration profiles, see fleet status report or news releases on the Company's web site www.seadrill.com.

Market development
The oil price has in 2010 traded in the range US$70 to US$85 per barrel and the oil price has stayed above US$60 since May last year. This has gradually reinstated oil companies' confidence in higher and more stable oil prices and reduced uncertainty regarding new investments and spending on exploration and production activities. This development has until recently improved tender activities in most rig segments.

Ultra-deepwater Floaters (>7,500 ft water)
The ultra-deepwater market continues to be impacted by the postponement of activities in response to the drop in oil prices in late 2008. As a result, there is still an oversupply of units available for operations this year. At present there are 27 units under construction scheduled for delivery the next two to three years that have not yet been contracted. Although these newbuilds are concentrated amongst a few players, the majority of these has limited or no operating experience in deeper waters. Some of these are also constrained by lack of financing for remaining yard installments. As a result, the availability of these newbuilds is putting downward pressure on the market dayrate for deepwater newbuilds near term. The fixtures that have been confirmed this year range from dayrate in the low US$400,000 up to US$500,000. In the current environment, the market is split between warm rigs and cold rigs and drilling contractors with operational deepwater experience and newer set-ups.

The Macondo oil spill in the US Gulf of Mexico has introduced uncertainty to future drilling activity in the US Gulf of Mexico. Although it is hard to estimate the effect of the this oil spill, we continue to be optimistic on the long-term market outlook for offshore drilling units and believe that any additional governmental requirements related to deepwater drilling will only support the demand for new and modern equipment. The key regions will be Brazil, West Africa and US Gulf with incremental demand from the Asian region.

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Premium Jack-up rigs (>300 ft water)
The market for jack-up rigs has a more short-term nature than the deepwater market as the majority of assignments have duration from three to 12 months and wells often are tiebacks to existing infrastructure. After a quiet period in the first part of 2009, where overall utilization of the jack-up fleet decreased to 80 percent, the number of enquiries for jack-up rigs improved significantly in the fourth quarter last year on the back of the more favorable oil prices .This trend continued in the first quarter as we in particular experienced an uptick in demand for new and modern high capability jack-up rigs. Near term, the risk to the jack-up rig market is the fact that there are still a large number of new jack-ups coming out of the yards without a drilling contract in place. In addition, there is also competition from rigs coming off existing contracts and that of the volatile history of the oil price. Furthermore, the current weakness in the financial markets might influence smaller oil companies' access to capital and might if continuing dampen the increase in demand we have seen in the recently. Nevertheless, the demand pattern from our customers seems to be changing as they see the drop in dayrates from the peak in 2008 as an opportunity to replace older equipment with newer equipment. This shift is underpinned by newer rigs having higher drilling, deck space and water depth capacities making them more efficient drill tools for our customers. Many new wells are technically more challenging and demanding with respect to rig equipment. We believe that this trend will continue and are optimistic on the outlook for premium jack-up rigs. Furthermore, the fact that large capital expenditures would have to be spent on maintaining and/or reactivate old units will further strengthen the case for modern jack-up rigs.

Tender rigs
The tender rig market has historically been more resilient to oil price fluctuations than jack-up rigs due to tender rigs primarily undertaking development drilling under term contracts as part of larger field developments. However, following the halt in exploration and production spending late 2008 and early 2009, the market for tender rigs has more or less experienced the same market conditions as jack-up rigs. After very few enquiries in 2009 from customers regarding rig capacity, this year have seen significant improvement in that respect. The fixtures that have been announced lead us to anticipating a continued improvement in demand for tender rigs. In addition to increased demand in the traditional geographic markets for tender rigs, we also foresee that attractive opportunities could arise in new areas such as Trinidad, Brazil and Australia.

Next quarter operational events
We have in the second quarter experienced approximately 30 days on repair and maintenance of the blowout preventer on the ultra-deepwater drillship West Polaris. On the maintenance side, the harsh environment semi-submersible rig West Venture is undertaking a scheduled 40 days mandatory 10-year classification survey at reduced dayrate. The harsh environment ultra-deepwater semi-submersible rig West Phoenix will have an 8-day inshore stay to complete some minor repair work before relocation to the Shetland Island for its sublet to ENI. We have also undertaken a 25 days project related to steel replacement on the West Larissa jack-up rig. Other rigs that will effect our earnings performance in the second quarter are the relocation of the jack-up West Triton and the tender rig T8 which remain warm-stacked in Malaysia. At present, there are no other downtime periods of significance for our fleet in the second quarter 2010. Utilization for the remaining deepwater fleet has been above 97percent in the second quarter.

Corporate strategy and outlook
Seadrill's recent strategy has been to secure contracts for the open deepwater positions in 2010 and 2011. We have since the start of the year increased our order backlog significantly and secured 100 percent contract coverage for our deepwater fleet in 2010, 99 percent in 2011 and 80 percent in 2012. In addition, we are in specific discussions regarding further extension of other contracts. The strong contract coverage puts us in a unique position to seek opportunistic investment and at the same time provide a competitive dividend yield to our shareholders.

6

Operational excellence
A critical part of our continued development is optimization of the operational performance and economic utilization of our rigs. In the first quarter, the economic utilization rate for our new ultra-deepwater units was 97 percent up from 93 percent in the previous quarter. The improvement is in line with the expectation that was communicated in connection with our last reporting and our targeted utilization rate going forward. This development is a testimony to our emphasis on systematic improvement of work processes, adherence to procedures and awareness of potential dangers and hazards through transfer of experience in order to reduce downtime risk. However, there is still room for improvement in efficiency, and we are working closely with our customers to maximize the drilling performance.

As the operational regularity for the ultra-deepwater units improves, the trend for daily operating expenses for these units should be downward, as less time spent on repair of equipment. In spite of the improvement in utilization rate, we have not been able to reduce our operating cost at the same pace. The Board is not satisfied with the development in the overall operating costs in the first quarter but sees room for improvement. The spread in operating expenses between the best performing rig and the worst performing rig has been too wide and the target is to improve the lower performing rigs through learning from best practice. Significant efforts will be invested in this area in the coming quarters. A strong focus will be put into having an effective cost control. The development of operating cost in the second quarter shows an encouraging trend.

However, it is essential that the achieved cost reductions are not adversely influencing the service to our customers. The cost savings should be realized as efficiency improvements, through increased purchasing power and improved logistics as a function of the growth of our operations and rig portfolio.

Contract backlog
We have so far this year added contracts worth more that US$2.7 billion to our contract backlog that currently totals US$12.2 billion.  As a result, we have significantly increased our earnings visibility for 2010 and 2011 and even further in some market segments.

For our semi-submersible and drillship fleet, the average contract length is now some 42 months and includes recent term contract for the semi-submersible rig West Venture, West Phoenix and the drillship West Gemini. The majority of our deepwater fleet is on term contracts and the first rig in operation to come off contract is the ultra-deepwater semi-submersible rig West Hercules in November next year. With respect to our shallow water fleet, the average contract length is 26 months for our tender rigs and 12 months for our jack-up rigs. Our tender rigs are all contracted until early 2011 with the exception of the T8. We are currently entertaining several contract discussions and see strong contract opportunities for units that are available early next year and onwards. For T8 we expect to secure employment in the latter part of this year.

We currently have all our jack-up rigs in operations and have secured employment from date of delivery for three of the four newbuilds we have under construction. The market for benign environment rigs has seen strong improvement this year and there is a positive momentum in the market segment for high specification jack-up rigs. As the majority of our jack-up rig fleet is on contracts that expire later this year, we expect to benefit from this favorable development with increased contract backlog.

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Debt financing and capacity
We have an ambition to take advantage of our strong contract backlog and quality fleet in connection with the financing strategy for our Company. The recent contract awards for several of our units have significantly improved the earnings visibility of our rig fleet. This creates a sound platform for entering into new credit facilities as well as refinancing and upsizing of existing credit facilities. We have received final confirmation from the participating banks regarding completion of a secured US$1,200 mill ECA loan facility for the ultra-deepwater units West Orion, West Gemini and the semi-tender West Vencedor. The five-year loan facility is supported by Eksportfinans AS, GIEK and a group of 16 international banks.

After completion of the transaction mentioned above, we will have one ultra-deepwater units, four jack-up rigs, and two tender rigs, with an aggregated market value of some US$2 billon, free of any liens and available as collateral for new debt arrangements.  In order to diversify our debt structure we have considered leaving some of these units unpledged in order to maintain flexibility for unsecured financing. Furthermore, we will based on the improved contract backlog look at opportunities to refinance some of the existing credit facilities in order to get additional financing in place.

Dividend policy
Our objective is to generate competitive returns to our shareholders. This includes paying out a significant part of the operating cash flow as regular quarterly cash dividends. In light of these ambitions, the Board is slightly disappointed with the first quarter earnings that were negatively influenced by certain offhires, relatively high operating expenses as well as a non cash mark-to-market adjustment of interest rate swaps. However, the first part of the year has shown successful results in terms of adding significant contract backlog as well as securing further financing. The Board has after a thourough evaluation of the underlying business, current investment opportunities and capital commitments decided to increase the quarterly dividend from US$0.55 to US$0.60 per share. This follows last quarter's increase from US$0.50 to US$0.55. The Board targets to further increase the dividend as the capital expenditures tapers off in 2011 and 2012. However, an additional increase is to a large extent dependent on the developments in the capital markets and a solid operational performance as well as our ability to generate accretive deals and further extend the order backlog.

For this quarter, the ex. dividend date has been set at June 15, 2010, record date is June 17, 2010 and payment date is on or about July 2, 2010.

Growth and outlook
The ambition is to continue to grow Seadrill through the acquisition of modern, high specification, drilling units. In line with this strategy, we have increased our exposure to the offshore drilling market by investing in a new harsh environment jack-up rig under construction. The unit is one of the largest jack-ups in the world and is tailor-made for the more challenging operations in the Norwegian sector of the North Sea.

On the back of the improved market conditions for premium benign environment jack-up rigs we have also decided to put forward a mandatory offer for the remaining outstanding shares in Scorpion Offshore Ltd that owns seven high quality benign environment jack-ups and in which we have a 40 percent ownership.

Although our latest investments have been in jack-up rigs, our main focus continues to be to develop the world's leading fleet of modern deepwater floater assets.  The recent oil spill in the US Gulf is likely to increase emphasis operational experience and make it more challenging for new operators. This is further spurred by limited access to financing for the same operators. As a result of this Seadrill sees possibilities for further consolidation of the ultra-deepwater drilling market.

We are pleased that Seadrill on April 15 reached the target of having the Company's common shares listed on the New York Stock Exchange. The listing has contributed positively to the liquidity in the trading of our common shares. We are currently evaluating our options regarding the right future European market place for our stock.

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The Board is confident that the operating results for the second quarter should based on the performance to date show healthy growth compare to our first quarter operating result. Over the next quarters we expect additional growth as two more deepwater rigs, two more jack up rigs commence operation this year and further three newbuilds that are to be delivered next year.

The Board is convinced that the effort Seadrill has undertaken during its five-year history to build, operate and finance the world's largest modern drilling fleet has uniquely positioned the Company. It is the Board's clear objective that this asset base together with an operationally focused organization will create a higher return for shareholders than what is created by more traditional industry peers as well as by speculative asset owners.

Forward Looking Statements

This report contains forward-looking statements. These statements are based on various assumptions, many of which are based, in turn, upon further assumptions, including Seadrill management's examination of historical operating trends.

Including among others, factors that, in Seadrill's view, could cause actual results to differ materially from the forward looking statements contained in this report are the following: (i) the competitive nature of the offshore drilling industry; (ii) oil and gas prices; (iii) technological developments; (iv) government regulations; (v) changes in economical conditions or political events; (vi) inability of Seadrill to obtain financing for the newbuilds or existing assets on favorable terms or at all; (vii) changes of the spending plan of our customers; (viii) changes in the Seadrill's operating expenses including crew wages; (ix) insurance; (x) dry-docking; (xi) repairs and maintenance; (xii) failure of shipyards to comply with delivery schedules on a timely basis; (xii) and other important factors mentioned from time to time in our reports filed with the United States Security Exchange Commission ("SEC") and the Oslo Stock Exchange.

May 27, 2010
The Board of Directors
Seadrill Limited
Hamilton, Bermuda

Questions should be directed to Seadrill Management AS represented by:

Alf C Thorkildsen:                                  Chief Executive Officer and acting Chief Financial Officer
Jim Daatland:                                           Vice President Investor Relations

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Seadrill Limited

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three months ended March 31, 2010 and 2009	Page 2

Unaudited Consolidated Statements of Comprehensive Income for the three months ended March 31, 2010 and 2009	Page 3

Unaudited Consolidated Balance Sheets as of March 31, 2010 and December 2009	Page 4

Unaudited Consolidated Statements of Cash Flows for the 3 months ended March 31, 2010 and 2009	Page 5

Unaudited Consolidated Statements of Changes in Shareholders' Equity for the 3 months ended March 30, 2010	Page 7

Notes to Unaudited Interim Financial Statements	Page 8

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
for the three month period ended March 31, 2010 and 2009

(In millions of US dollar)

	Three month period ended March 31
	2010	2009

Operating revenues
Contract revenues	809.9	641.5
Reimbursables	33.1	43.6
Other revenues	9.9	11.1
Total operating revenues	852.9	696.2

Gain on sale of assets	0.0	0.0

Operating expenses
Vessel and rig operating expenses	350.6	273.6
Reimbursable expenses	31.5	42.0
Depreciation and amortization	102.6	88.6
General and administrative expenses	36.7	33.5
Total operating expenses	521.4	437.7

Net operating income	331.5	258.5

Financial items
Interest income	19.2	14.3
Interest expenses	(47.9)	(44.7)
Share in results from associated companies	17.8	20.2
Gain/ (loss) on derivative financial instruments	(77.0)	28.0
Foreign exchange gain/ (loss)	0.6	(2.8)
Other financial items	1.8	0.3
Total financial items	(85.5)	15.3

Income before income taxes	246.0	273.8

Income taxes	(29.2)	(30.6)
Net income	216.8	243.2

Net income attributable to the parent	195.7	217.9
Net income attributable to the non-controlling interest	21.1	25.3

Basic earnings per share (US dollar)	0.49	0.55
Diluted earnings per share (US dollar)	0.47	0.53

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three month period ended March 31, 2010 and 2009

(In millions of US dollar)

	Three month period ended March 31,
	2010	2009

Net income/ (loss)	216.8	243.2

Other comprehensive income/ (loss), net of tax:
Change in unrealized gain/ (loss) on marketable securities	(33.8)	16.9
Change in unrealized foreign exchange differences	(6.0)	11.9
Change in unrealized gain/ (loss) on interest rate swaps in subsidiaries	(1.9)
Change in unrealized gain/ (loss) on interest rate swaps in VIEs	(7.8)	15.3
Other comprehensive income/ (loss):	(49.5)	44.1

Total comprehensive income/ (loss) for the period	167.3	287.3

Comprehensive income/ (loss) attributable to the parent	155.6	251.0
Comprehensive income attributable to the non-controlling interest	11.7	36.3

Accumulated other comprehensive income as per March 31, 2010 and December 31, 2009:

	March 31, 2010	December 31, 2009

The total balance of accumulated other comprehensive income is made up as follows:
Unrealized gain on marketable securities	283.3	317.1
Unrealized gain on foreign exchange	75.2	80.1
Actuarial gain relating to pension	10.9	10.9
Faur value (loss) in subsidiareis	(1.4)	-
Fair value (loss) in VIEs	(48.6)	(48.6)
Accumulated other comprehensive income	319.4	359.5

Note: All items of other comprehensive income/ (loss) are stated net of tax.

The applicable amount of income taxes associated with each component of other comprehensive income is $0 due to the fact that the items relate to companies domiciled in non-taxable jurisdictions.

See accompanying notes that are an integral part of these Consolidated Financial Statements.

UNAUDITED CONSOLIDATED BALANCE SHEETS
as of March 31, 2010 and December 31, 2009
(In millions of US dollar)

ASSETS	March 31, 2010	December 31, 2009
Current assets
Cash and cash equivalents	338.5	460.0
Restricted cash	110.3	142.1
Marketable securities	708.5	742.3
Accounts receivables, net	402.3	451.6
Amount due from related party	233.1	137.9
Other current assets	377.5	327.1
Total current assets	2,170.2	2,261.0
Non-current assets
Investment in associated companies	317.4	321.0
Newbuildings	1,347.1	1,430.9
Drilling units	7,781.8	7,514.3
Goodwill	1,586.0	1,596.0
Other intangible assets	21.0	23.5
Restricted cash	340.9	371.0
Deferred tax assets	13.8	13.4
Equipment	111.0	115.1
Amount due from related party	0.0	90.0
Other non-current assets	90.9	95.2
Total non-current assets	11,609.9	11,570.4
Total assets	13,780.1	13,831.4

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	825.0	774.1
Trade accounts payable	64.5	84.7
Other current liabilities	1,094.0	1,175.3
Total current liabilities	1,983.5	2,034.1
Non-current liabilities
Long-term interest bearing debt	6,705.7	6,621.8
Deferred taxes	124.8	124.5
Other non-current liabilities	215.5	238.1
Total non-current liabilities	7,046.0	6,984.4

Commitments and contingencies	-	-

Shareholders' equity
Common shares of par value US$2.00 per share:
800,000,000 shares authorized
398,686,316 outstanding at March 31, 2009 (December, 31 2009: 399,023,016 )	797.3	798.0
Additional paid in capital	149.5	164.2
Contributed surplus	1,955.4	1,955.4
Accumulated other comprehensive income	319.4	359.5
Accumulated earnings/(deficit)	883.4	901.9
Non-controlling interest	645.6	633.9
Total shareholders' equity	4,750.6	4,812.9
Total liabilities and shareholders' equity	13,780.1	13,831.4

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOWS
for the 3 month periods ended March 31, 2010 and 2009

(In millions of US dollar)

	Three month period ended March 31,
	2010	2009
Cash Flows from Operating Activities
Net income/ (loss)	216.8	243.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	102.6	88.6
Amortization of deferred loan charges	6.9	4.6
Amortization of unfavorable contracts	(9.9)	(11.0)
Amortization of mobilization revenue	(4.8)	(9.2)
Share of results from associated companies	(17.8)	(20.2)
Share-based compensation expense	4.3	4.6
Unrealized (gain)/ loss related to derivative financial instruments	29.7	(41.1)
Dividend received from associated company	21.4	8.2
Deferred income tax expense	6.4	5.8
Unrealized foreign exchange loss (gain) on long term interest bearing debt	(8.2)	7.7
Changes in operating assets and liabilities, net of effect of acquisitions
Unrecognized mobilization fees received from customers	3.1	104.1
Trade accounts receivable	49.4	(138.5)
Trade accounts payable	(20.2)	(40.6)
Prepaid expenses/accrued revenue	(82.4)	(85.6)
Other, net	(84.1)	25.6
Net cash provided by operating activities	213.2	146.2

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOWS
for the 3 month periods ended March 31, 2010 and 2009

(In millions of US dollar)

	2010	2009
Cash Flows from Investing Activities
Additions to newbuildings	(248.5)	(439.1)
Additions to rigs and equipment	(31.2)	(263.6)
Change in margin calls and other restricted cash	47.6	103.2
Investment in associated companies	0.0	(24.3)
Proceed from repayment of short term loan to related parties	90.0	25.0
Short term loan granted to related parties	(49.5)	0.0
Net cash used in investing activities	(191.6)	(598.8)

Cash Flows from Financing Activities
Proceeds from debt	324.1	586.3
Repayments of debt	(163.1)	(187.3)
Debt fees paid	0.0	(0.2)
Change in current liability related to share forward contracts	(68.6)	0.0
Proceeds from issuance of equity	1.3	0.0
Purchase of treasury shares	(21.1)	0.0
Proceeds from sale of treasury shares	0.1	0.0
Dividends paid	(214.3)	0.0
Net cash provided by financing activities	(141.6)	398.8

Effect of exchange rate changes on cash and cash equivalents	(1.5)	2.0

Net increase / (decrease) in cash and cash equivalents	(121.5)	(51.8)
Cash and cash equivalents at beginning of the year	460.0	376.4
Cash and cash equivalents at the end of period	338.5	324.6

Supplementary disclosure of cash flow information
Interest paid	(49.2)	(45.0)
Taxes paid	(15.3)	(16.0)

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Seadrill Limited

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS'
EQUITY
for the 3 months ended March 31, 2010

(In millions of US dollar)

	Share Capital	Additional paid-in capital	Contributed surplus	Accumulated other comprehensive income	Retained earnings	Non-controlling interest	Total shareholders' equity
Balance at December 31, 2009	798.0	164.2	1,955.4	359.5	901.9	633.9	4,812.9
Sale of treasury shares		0.1					0.1
Purchase of treasury shares	(2.0)	(19.1)					(21.1)
Employee stock options issued		4.3					4.3
Unrealized (loss) on marketable securities				(33.8)			(33.8)
Foreign exchange differences				(4.9)		(1.1)	(6.0)
Change in unrealized (loss) on interest rate swaps in VIEs						(7.8)	(7.8)
Change in unrealized (loss) on interest rate swaps in subsidiaries				(1.4)		(0.5)	(1.9)
Issuance of shares	1.3						1.3
Dividend payment					(214.3)		(214.3)
Net income					195.8	21.1	216.9
Balance at March 31, 2010	797.3	149.5	1,955.4	319.4	883.4	645.6	4,750.6

See accompanying notes that are an integral part of these Consolidated Financial Statements.

Note 1- General information

Seadrill Limited ("Seadrill" or the "Company"), a publicly listed company on the Oslo Stock Exchange, was incorporated in Bermuda in May 2005. Assisted by the acquisition of other companies and investment in newbuildings, Seadrill has developed into an international offshore drilling contractor providing services within drilling and well services, and at March 31, 2010 the Company owns and operates 35 offshore drilling units, including 7 units under construction. The Company's versatile fleet consists of drillships, jack-up rigs, semi-submersible rigs and tender rigs for operations in shallow and deepwater areas, as well as benign and harsh environments. In addition to owning and operating offshore mobile drilling units and tender rigs, the Company provides platform drilling, well intervention and engineering services through the separately over-the-counter ("OTC") listed subsidiary company Seawell Limited ("Seawell"), a Bermuda company in which the Company owned 74% at March 31, 2010.

As used herein, and unless otherwise required by the context, the term "Seadrill" refers to Seadrill Limited and the terms "Company", "we", "Group", "our" and words of similar import refer to Seadrill and its consolidated companies. The use herein of such terms as group, organization, we, us, our and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America (US GAAP) for interim financial information. The unaudited interim consolidated fmancial statements do not include all of the disclosures required in complete annual financial statements. These interim financial statements should be read in conjunction with the Company's financial statements as at December 31, 2009. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements and accompanying notes for the year ended December 31, 2009.

Note 2— Segment information Operating segments

The Company provides drilling and related services to the offshore oil and gas industry. The split of our organization into segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of March 31, 2010, the Company operates in the following three segments:

•Mobile Units: The Company offers services encompassing drilling, completion and maintenance of offshore wells. The drilling contracts relate to semi-submersible rigs, jack-ups and drillships.

•Tender Rigs: The Company operates self-erecting tender rigs and semi-submersible tender rigs, which are used for production drilling and well maintenance in Southeast Asia and West Africa.

•Well Services: The Company performs production drilling and maintenance activities on several fixed installations in the North Sea. The Company also provides wireline services including well maintenance, modification and abandonment.

Segment results are evaluated on the basis of operating profit, and the information given below is based on information used for internal reporting. The accounting principles for the segments are the same as for the Company's consolidated fmancial statements.

Revenues (including gain on sale of drilling units)
(In millions of US dollar)	Three months ended March 31,
	2010	2009
Mobile Units	599.8	438.9
Tender Rigs	91.8	103.8
Well Services	161.3	153.5
Total	852.9	696.2

Depreciation and amortization
(In millions of U.S dollar)	Three months ended March 31,
	2010	2009
Mobile Units	85.0	73.5
Tender Rigs	11.7	10.7
Well Services	5.9	4.4
Total	102.6	88.6

Operating income - net income
(In millions of US dollar)	Three months ended March 31,
	2010	2009
Mobile Units	284.6	194.7
Tender Rigs	34.9	51.2
Well Services	12.1	12.6
Operating income	331.5	258.5
Unallocated items:
Total financial items	(85.5)	16.3
Income taxes	(29.2)	(30.6)
Gain on issuance of shares by subsidiary		25.2
Net income	216.8	243,2.2

Note 3 — Earnings per share

The computation of basic EPS is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(In Millions of US dollar)	Three months ended March 31,
	2010	2009
Net income available to stockholders	195.7	217,9
Effect of dilution	19.3	9,1
Diluted net income available to stockholders	215,0	227,0

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(In millions)	Three months ended March 31,
	2010	2009
Basic earnings per share:
Weighted average number of common shares outstanding	398.7	398.4
Diluted earnings per share:
Weighted average number of common shares outstanding	398.7	398.4
Effect of dilutive share options	2.0	0,5
Effect of dilutive convertible bonds	53.4	31,7
	454.1	430.6

Note 4 — Marketable securities

The historic cost of marketable securities is marked to market, with changes in market value recognized as "Other comprehensive income".

Marketable securities held by the Company consist of approximately 9.5% of the issued shares of Pride International Inc. ("Pride"), 9.5% of the issued shares of Seahawk Drilling Inc. ("Seahawk") and 80.2% of the partially redeemed Petromena NOK2,000 million bond ("Petromena"). Marketable securities and changes in their carrying value are as follows:

(In millions of US dollar)	Pride	Seahawk	Petromena	Total
Net book value at December 31, 2009	526.5	24.8	191.0	742.3
Purchases	-		-	0.0
Mark to market changes at March 31, 2010	(29.7)	(4.1)	-	(33.8)
Net book value at December 31, 2009	496.8	20.7	191.0	708.5

Note 5 — Financial items

Total Return Swaps (TRS):
The Company settled the TRS agreement with 4,500,000 Seadrill Limited shares as underlying security on February 12, 2010. The Company then entered into a new TRS agreement with 3,500,000 Seadrill Limited shares as underlying security, with a spot price of NOK 125.7 per share and expiry on February 7, 2011. An unrealized loss as of March 31, 2010 is recognized in the statement of operation. The total realized and unrealized loss related to the two mentioned TRS agreements amounted to $11.7 million in the first quarter of 2010.

Interest-rate swap agreements and forward exchange contracts:
Total realized and unrealized loss on interest-rate swap agreements and forward exchange contracts amounted to $65.6 million in the first quarter of 2010 and are recognized in the statement of operations as loss on derivative fmancial instruments.

Note 6 - Newbuildings

(In millions of US dollars)
Opening balance at December 31, 2009	1,430.9
Additions	248.5
Re-classified as drilling units	(332.3)
Closing balance at March 31, 2010	1,347.1

In 2010, additions to newbuildings are principally instalments paid to yards, but also include interest expenses and loan-related costs amounting to $22.5 million.

Newbuildings as at March 31, 2010, are as follows:

Drilling unit	Yard	Delivery date	Yard contract price * US $millions	Instalments paid as of March 31, 2010 US$millions
Jack-up rigs
West Callisto	Keppel	3Q 2010	213	96
West Juno **	Keppel	4Q 2010	216	32
West Leda	PPL	3Q 2010	219	109
Tender rigs
West Jaya	Keppel	1Q 2011	210	91
Semi-submersible rigs
West Orion	Jurong	2Q 2010	558	188
West Capricorn	Jurong	4Q 2011	640	325
Drillships
West Gemini	Samsung	2Q 2010	598	298
			2,654	1,139

* Including variation orders and riser allocations, but excluding spares, accrued interest expenses, construction supervision and operation preparations and mobilization

** Seadrill has an option not to take delivery of this rig. Installments paid to date will not be recovered from the yard if the option is exercised.

Refer also note 14 (commitments and contingencies) for an overview of the maturity schedule for remaining yard installments.

Note 7 - Drilling units
	March 31,	December 31,
(In millions of US dollar)	2010	2009
Cost	8,612.9	8,251.7
Accumulated depreciation	(831.1)	(737.4)
Net book value	7,781.8	7,514.3

Depreciation and amortization expense was $93.7 million and $82.3 million for the three months ended March 31, 2010 and 2009, respectively.

Note 8— Equipment

Equipment consists of office equipment, furniture and fittings.
	March 31,	December 31,
In millions of US dollar)	2010	2009
Cost	215.4	210.6
Accumulated depreciation	(104.4)	(95.5)
Net book value	111.0	115.1

Depreciation and amortization expense was $8.9 million and $6.4 million for the three months ended March 31, 2010 and 2009, respectively.

Note 9 — Goodwill
In the 3 month period ended March 31, 2010 there were no impairment losses. Goodwill balance and changes in the carrying amount of goodwill are as follows:

(In millions of US dollar)
	Period ended March 31, 2010	Year ended December 31, 2009

Net book balance at beginning of period	1,596.0	1,547.3
Goodwill acquired during the period	-	-
Impairment losses	-	-
Currency adjustments	(10.0)	48.7
Net book balance at end of period	1,586.0	1,596.0

Note 10 — Long-term interest bearing debt and interest expenses

(in millions of US dollar)	March 31, 2010	December 31, 2009
Credit facilities:
$1,500 facility	1,178.6	1,140.7
$185 facility	38.3	45.0
$100 facility	40.6	41.7
$800 facility	702.5	724.8
$585 facility	423.9	436.3
$100 facility	84.6	86.1
$1,500 facility	888.2	658.8
$1,000 facility	-	-
NOK 1,425 facility (Seawell)	203.0	210.6
NOK other loans and leasings (Seawell)	4.8	5.6
Total Bank Loans + other	3,564.6	3,349.6
Debt recorded in consolidated VIE's:
$165 facility	-	-
$170 facility	108.3	110.8
$700 facility	600.6	618.7
$1,400 facility	1,216.9	1,255.3
Total Ship Finance Facilities	1,925.9	1,984.8
Bonds and convertible bonds:
Bonds	247.4	250.9
Convertible bond loans	1,403.3	1,399.2
Total bonds	1,650.8	1,650.1
Other credit facilities with corresponding restricted cash deposits:	389.5	411.4
Total interest bearing debt	7,530.7	7,395.9
Less: current portion	(825,0)	(774.1)
Long-term portion of interest bearing debt	6,705.7	6,621.8

The outstanding debt as of March 31, 2010 is repayable as follows:

(in millions of US dollar)
Year ending December 31
2010	608.5
2011	932.5
2012	2,170.5
2013	2,069.0
2014	1,688.4
2015 and thereafter	158.5
Effect of amortization of convertible bond	(96,7)
Total debt	7,530.7

Convertible bonds:
The Company has two convertible bonds outstanding; $1 billion that matures in October 2010 and $500 million that matures in September 2014. The $1 billion convertible bond has an annual coupon of 3.625 percent payable semi-annually and a conversion price of $30.78 per share. The $500 million convertible bond has an annual coupon of 4.875 percent payable semi-annually and a conversion price of $23.97. The conversion prices do not reflect the resolved dividend announced in connection with this quarterly report.

Covenants- Credit facilities:
The Company has various covenants relating to its credit facilities. These mainly consist of minimum liquidity requirements, interest coverage ratio, current ratio, equity ratio and leverage ratio - see Annual Report 2009.

Note 11 — Share capital
All shares are common shares of $2.00 par value each	March 31, 2010		December 31, 2009
	Shares	$millions	Shares	$millions
Authorized share capital	800,000,000	1,600.0	800,000,000	1,600.0
Issued and fully paid share capital	399,788,216	799.6	399,133,216	798.3
Treasury shares held by Company	1,101,900	(2.2)	110,200	(0.3)
Outstanding shares in issue	398,686,316	797.4	399,023,016	798.0

Note 12 — Related party transactions

The Company has entered into sale and lease back contracts for several drilling units with Ship Finance International Limited ("Ship Finance"), a company in which our principal shareholders Hemen Holding Ltd and Farahead Investments Inc (hereafter jointly referred to as "Hemen") and companies associated with Hemen have a significant interest. Hemen is controlled by trusts established by the Company's President and Chairman Mr. John Fredriksen for the benefit of his immediate family. The Company has determined that the Ship Finance subsidiaries, which own the units, are variable interest entities (VIEs), and that the Company is the primary beneficiary of the risks and rewards connected with the ownership of the units and the charter contracts. Accordingly, these VIEs are fully consolidated in the Company's consolidated accounts. The equity attributable to Ship Finance in the VIEs is included in non-controlling interests in the Company's consolidated accounts.

In the 3 month period ended March 31, 2010, the Company incurred the following lease costs on units leased back from Ship Finance subsidiaries:

Rig
West Prospero	2.0
West Polaris	31.3
West Hercules	34.0
West Taurus	23.7
Total	91.0

In November 2008, the Company granted Ship Finance an unsecured credit facility of $115.0 million. Ship Finance repaid $25.0 million in the first quarter of 2009, and the balance of $90.0 million was sold to Metrogas Holdings Inc ("Metrogas"), a company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family. The balance of $90.0 million was purchased back from Metrogas in the fourth quarter of 2009. Interest of $3.0 million was received in first quarter 2010. The loan was repaid in March 2010.

In November 2009, the Company provided an unsecured loan of $27.7 million to Scorpion, increased to $79.7 million in December 2009. An additional loan of $49.5 million was provided in February 2010. Total outstanding at March 31, 2010 was $ 129.2 million. Interest payable on the facility amounted to $4.8 million in the 3 months ended March 31, 2010. For more information about the Scorpion loan - see note 15, "subsequent events".

Note 13 - Fair value of financial instruments

The fair values of the Company's financial instruments are measured on a recurring basis. The fair values, their basis of measurement and the balance sheet carrying value at March 31, 2010, are as follows:

	Fair value	Fair value measurements at reporting date using			Carrying value

		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs

	March 31,				March 31,
(in millions of $)	2010	(Level 1)	(Level 2)	(Level 3)	2010
Assets:
Marketable securities	708.5	517.5		191.0	708.5
TRS equity swap contracts	7.0		7.0		7.0
Total assets	715.5	517.5	7.0	191.0	715.5
Liabilities:
Currency forward contracts - short term payable	0.1		0.1		0.1
Interest rate swap contracts - short term payables	103.2		103.2		103.2
Total liabilities	103.3		103.3		103.3

ASC Topic 820 Fair Value Measurement and Disclosures (formerly FAS 157) emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, ASC Topic 820 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one inputs utilize unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Quoted market prices are used to estimate the fair value of marketable securities, which are valued at fair value on a recurring basis.

The fair value of total return equity swaps is calculated using the closing prices of the underlying listed shares, dividends paid since inception and the interest rate charged by the counterparty.

The fair values of interest rate swaps and forward exchange contracts are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR and NIBOR interest rates as at March 31, 2010.

Note 14 — Commitments and contingencies

Purchase Commitments
At March 31, 2010, the Company had seven contractual commitments under newbuilding contracts. The contracts are for the construction of two semi-submersible rigs, three jack-up rigs, a drillship and a tender rig. The units are scheduled to be delivered in 2010 and 2011. As of March 31, the Company has paid $1,139 million directly to the construction yards on the newbuildings, and is committed to make further payments amounting 1,515 million. These amounts include contract variation orders but exclude spares, accrued interest expenses, construction supervision and operation preparation and mobilization.

The maturity schedule for the remaining yard installments is as follows:

Maturity schedule for yard installments as of March 31, 2010
Q2-2010	800.0
Q3-2010	135.0
Q4-2010	190.0
2011	390.0
Total	1,515

Legal Proceedings:

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its drilling units, in the ordinary course of business or in connection with its acquisition activities. The Company believes that the resolution of such claims will not have a material adverse effect on the Company's operations or financial condition. The Company's best estimate of the outcome of the various disputes has been reflected in the financial statements of the Company as of March 31, 2010.

Gazprom dispute
At the end of 2005 and the beginning of 2006, the Company had a dispute with Gazprom in connection with the operations of the jack-up rig West Larissa, which was named Ekha at that time.

In May 2009, legal hearings took place in the High Court of Justice, London, and the Court has issued a decision with the following main conclusions:
•
The Company was awarded charter hire for the period November 23, 2005, to January 9, 2006, being the date up to when the incident occurred. Including interest this amounted to approximately $6.8 million.

•	The Company was not awarded hire for the time after the incident, nor was the Company awarded any reimbursement for uninsured costs related to its claim.

•
The Court has ruled that Gazprom is entitled to recover costs and expenses related to West Larissa, where Gazprom can demonstrate that these were wasted as a consequence of Seadrill's actions during the incident. The Judge also ruled that Gazprom wrongfully terminated the Contract, and has thus rejected Gazprom's claim for losses associated with the contracting of another rig.

It is not possible at this stage to quantify the net outcome of this ruling. The amount of Gazprom's counter-claim, as well as responsibility for incurred legal costs, will be decided in a separate hearing. The Court's decision has been appealed by the Company, and appeal hearings took place in April 2010. The Court's decision is expected late second quarter/early third quarter 2010. The Company does not expect the fmal outcome to have a significant effect on its financial results.

Note 15 — Subsequent Events

In April 2010,the common shares of Seadrill were listed on the New York Stack Exchange under the symbol "SDRL".

In April 2010, the Company announced that it will exercise its option to purchase a drilling unit from the Jurong shipyard for approximately $350 million, excluding owner furnished equipment, loose drilling equipment, capitalized interest and project management. The jack-up rig of the Gusto MSC CJ70 150A design is currently under construction at the Jurong shipyard in Singapore. The rig is scheduled to be completed at the end of the first quarter 2011.

In April 2010, the Company completed a private placement of a total of 12.5 million shares, representing approximately 3.1% of the issued capital, to a price of NOK151.50 per share. Gross proceeds amounted to NOK1,894 million (approximately $322 million). The share capital of Seadrill, following the completion of the equity issue in relation to the private placement, amounted to $824,576,432 represented by 412,288,216 ordinary shares of $2.00 par value. The net proceeds from the private placement will be used to part finance the mandatory offer for Scorpion Offshore, for equity in the potential acquisition of the CJ70 design jack-up rig, and for further opportunistic expansion of the Company.

In April 2010, the Company acquired 1.3 million shares in Scorpion Offshore Limited ("Scorpion"). The shares have been acquired at a price of NOK36.00 per share. Seadrill is, following the acquisition, the owner of 35,938,903 shares in Scorpion representing a total of 40.0% of Scorpion's issued shares. The acquisition triggers an obligation on Seadrill to make a mandatory cash offer for Scorpion's remaining shares or to reduce its holding below the 40% threshold within four weeks from the day the Company exceed the threshold. Seadrill has decided to make a cash offer for the remaining shares in Scorpion. Seadrill is prepared, subsequent to the offer, to be owner of anything between 40% and 100% of Scorpion. In May 2010, Seadrill filed the offer document, where the Company made a mandatory offer to acquire all outstanding shares in Scorpion not already owned by the Company. The offer price is NOK36.00 per share and the acceptance period is from May 10, 2010 to June 7, 2010.

In April 2010, the Company provided Scorpion a secured loan of $240 million. The loan will partly be used to repay Scorpion's existing obligations to Seadrill, leaving the total outstanding loan provided to Scorpion at $240 million. The loan matures in 5 years and bears interest at 10% per annum.

On April 30, 2010, the Company received a partial repayment of the Petromena bond amounting to $165 million.